082-04019

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

RECEIVED
2009 MAY 18 A 3:16

1 May 2009

09046102

BY HAND

Financial Services Authority
FAO: UK Listing Authority
Document Disclosure
25 The North Colonnade
Canary Wharf
London
E14 5HS

SUPPL

Dear Sirs

I enclose two copies of two ordinary and four special resolutions which were passed today at the Annual General Meeting of Pearson plc.

Yours faithfully

S. Jones

Stephen Jones
Deputy Secretary

cc Luke Swanson

SAJ/DC

dw 5/18

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 1 May 2009 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £299,500,000 be and is hereby increased by £100,500,000 to £400,000,000 by the creation of 402,000,000 ordinary shares of 25p each.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 1 May 2009 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £299,500,000 be and is hereby increased by £100,500,000 to £400,000,000 by the creation of 402,000,000 ordinary shares of 25p each.

S. J...

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 1 May 2009 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 19, the board be authorised to allot relevant securities (as defined in the Companies Act 1985):

(A) up to a nominal amount of £67,500,000; and

(B) comprising equity securities up to a nominal amount of £135,000,000 (including within such limit any shares issued under (A) above) in connection with an offer by way of a rights issue:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to people who are holders of other equity securities if this is required by the rights of those securities or, if the board considers it necessary, as permitted by the rights of those securities;

and so that the board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

such authorities to apply until the close of the AGM in 2010 but, in each case, so that the company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends and the board may allot relevant securities under any such offer or agreement as if the authority had not ended.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 1 May 2009 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 19, the board be authorised to allot relevant securities (as defined in the Companies Act 1985):

(A) up to a nominal amount of £67,500,000; and

(B) comprising equity securities up to a nominal amount of £135,000,000 (including within such limit any shares issued under (A) above) in connection with an offer by way of a rights issue:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to people who are holders of other equity securities if this is required by the rights of those securities or, if the board considers it necessary, as permitted by the rights of those securities;

and so that the board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

such authorities to apply until the close of the AGM in 2010 but, in each case, so that the company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends and the board may allot relevant securities under any such offer or agreement as if the authority had not ended.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 1 May 2009 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

(iv) the authority hereby conferred shall end at the close of the AGM in 2010; and

(v) the company may make a contract to purchase ordinary shares under the authority prior to the end of such authority which will or may be executed wholly or partly after the end of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority had not ended.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 1 May 2009 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

(iv) the authority hereby conferred shall end at the close of the AGM in 2010; and

(v) the company may make a contract to purchase ordinary shares under the authority prior to the end of such authority which will or may be executed wholly or partly after the end of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority had not ended.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 1 May 2009 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, subject to resolutions 18 and 19 being passed, the board be given power to allot equity securities for cash under the authority given by those resolutions and/or where the allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Act, free of the restriction in section 89(1) of the Act, such power to be limited:

(A) to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under resolution 18(B), by way of a rights issue only):

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to people who are holders of other equity securities, if this is required by the rights of those securities or, if the board considers it necessary, as permitted by the rights of those securities;

and so that the board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(B) in the case of the authority granted under resolution 18(A), to the allotment (otherwise than under 20(A) above) of equity securities up to a nominal amount of £10,123,000;

such power to apply until the close of the AGM in 2010 (or, if earlier, until the close of business on 31 July 2010) but during this period the company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the board may allot equity securities under any such offer or agreement as if the power had not ended.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 1 May 2009 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, subject to resolutions 18 and 19 being passed, the board be given power to allot equity securities for cash under the authority given by those resolutions and/or where the allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Act, free of the restriction in section 89(1) of the Act, such power to be limited:

(A) to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under resolution 18(B), by way of a rights issue only):

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to people who are holders of other equity securities, if this is required by the rights of those securities or, if the board considers it necessary, as permitted by the rights of those securities;

and so that the board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(B) in the case of the authority granted under resolution 18(A), to the allotment (otherwise than under 20(A) above) of equity securities up to a nominal amount of £10,123,000;

such power to apply until the close of the AGM in 2010 (or, if earlier, until the close of business on 31 July 2010) but during this period the company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the board may allot equity securities under any such offer or agreement as if the power had not ended.

S. J...

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 1 May 2009 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, with effect from 00.01am on 1 October 2009, the Articles of Association of the company be amended by deleting all the provisions of the company's Memorandum of Association which, by virtue of section 28 of the Companies Act 2006, would otherwise be treated as provisions of the company's Articles of Association, and by deleting article 3.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 1 May 2009 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, with effect from 00.01am on 1 October 2009, the Articles of Association of the company be amended by deleting all the provisions of the company's Memorandum of Association which, by virtue of section 28 of the Companies Act 2006, would otherwise be treated as provisions of the company's Articles of Association, and by deleting article 3.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 1 May 2009 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, in accordance with the company's Articles of Association, the company be and is hereby authorised until the close of the AGM in 2010, to call general meetings on 14 clear days' notice.

S. Jones.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 1 May 2009 the following Special resolution was passed:

<u>SPECIAL RESOLUTION</u>

THAT, in accordance with the company's Articles of Association, the company be and is hereby authorised until the close of the AGM in 2010, to call general meetings on 14 clear days' notice.

S. Jones.

....

Deputy Secretary

Director Shareholding
27 April 2009

< Back to search results

PE Click here to download a PDF of this press release.

PEARSON PLC

(the "Company")

Pearson plc announces that on 23 April 2009, Patrick Cescau, a director, purchased 88,000 Pearson Funding One plc 6% GTD SNR 2015 bonds at £101.90.